COMPANY:          FIRSTCOM CORPORATION
TICKER:           FCLX
EXCHANGE:         NASDAQ SMALL CAP MARKET

FORM TYPE:        425

DOCUMENT DATE:    AUGUST 7, 2000
FILING DATE:      AUGUST 7, 2000

Pursuant to Rule 425 under the Securities Act of 1933
Subject Company:  FirstCom Corporation
Commission File No.:       001-14107


THIS FILING CONTAINS ITEMS THAT MAY BE DEEMED SOLICITING MATERIALS.

[The following is a script to be used by FirstCom Corporation's proxy solicitation agent, Corporate Investor Communications, Inc. to call shareholders of FirstCom Corporation:]

Hello, my name is ________. May I please speak to ____________. I am calling on behalf of FirstCom Corporation of which you are a shareholder.

1.  Have you received your proxy material?    Y, N
                                            --------

         Yes:  Go to question number 2.

         No: You should have received the material relating to the upcoming special meeting of shareholders. If you have not received the special meeting materials please call your broker and request that another set of materials be sent to you as soon as possible. Remember that the Board of Directors of FirstCom Corporation has unanimously approved the merger agreement and unanimously recommends that shareholders of FirstCom Corporation vote for approval and adoption of the merger agreement. Thank you for your time and a nice day.

2.  Have you returned your proxy card?    Y, N, U
                                        -----------

         Yes: Go to question number 3.

         No: Would you please complete and return the proxy card as soon as possible. Your vote as a shareholder is very important to us. Please remember that your Board of Directors of FirstCom Corporation has unanimously approved the merger agreement and unanimously recommends that shareholders of FirstCom Corporation vote for the approval and adoption of the merger agreement. Thank you and have a nice day. [END CALL].

3.  May I ask if you are in support of the Board's proposals?   Y, N, U, R
                                                              --------------

         All:     Thank you and have a nice day. [END CALL]

Answering Machine:

Hello, my name is __________. I am calling on behalf of FirstCom Corporation. This is a courtesy call to remind you to please vote and return your proxy relating to the upcoming special meeting of shareholders. The Board of Directors of FirstCom Corporation has unanimously approved the merger agreement and unanimously recommends that shareholders of FirstCom Corporation vote for the approval and adoption of the merger agreement. Thank you and have a nice day. [END CALL]

                                      ****

     In connection with the FirstCom/AT&T Latin America merger, FirstCom has filed a definitive proxy statement and AT&T Latin America has filed a registration statement on Form S-4. We urge investors and security holders to read the definitive proxy statement and registration statement before they make a decision concerning the merger. Security holders may obtain a free copy of those documents and other documents filed by FirstCom Corporation at the SEC's web site at www.sec.gov. In addition, documents filed with the SEC by FirstCom may also be obtained from FirstCom Corporation by directing such request to FirstCom Corporation, 220 Alhambra Circle, Coral Gables, Florida 33134,
Attention: General Counsel, Thomas C. Canfield (305) 459-6300.

     The members of the board of directors of FirstCom Corporation are Patricio
E. Northland, George Cargill, Andrew Hulsh and David Kleinman. As of the date hereof, there are no other "participants in the solicitation," within the meaning of Rule 14a-12 under the Securities Exchange Act of 1934, as amended. Information concerning the directors is set forth in the Definitive Proxy Statement filed with the SEC.